                                   FORM U-7D

                       CERTIFICATE PURSUANT TO RULE 7(D)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                                       Amendment and Restatement

          A Certificate to Rule 7(d) on Form U-7D under the Public Utility Holding Company Act of 1935 was executed on December 30, 1985 and filed (the "Original Initial Filing"), as amended by the amendment filed on November 19, 1986, that relates to the financing of a 20.2531646% undivided interest in 60% of Plant Robert W. Scherer Unit No. 2, a coal-fired electric generating unit in Monroe County, Georgia, for the benefit of Oglethorpe Power Corporation as the lessee public utility company. Effective September 21, 1996, the beneficial interest of Ford Motor Credit Company in such 20.2531646% undivided interest was transferred to DFO Partnership as described in Item 10. In connection with such transfer, the undersigned hereby submit this amended certificate, amending and restating the Original Initial Filing in its entirety as if this certificate were the initial filing. The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

          1. Lessee public-utility company: Oglethorpe Power Corporation (An Electric Membership Generation & Transmission Corporation) ("Oglethorpe")

              Address:  2100 East Exchange Place
                        Post Office Box 1349
                        Tucker, Georgia  30085-1349

          2. Date: The Lease Agreement No. 2 is dated December 30, 1985, as amended October 20, 1986.

          a. Expected date facility will be placed in service: The facility was placed in service on February 1, 1984.

          3. Regulatory authority which has acted on transaction: The Rural Utilities Service ("RUS").

                 The Rural Electrification Administration ("REA") of the United States Department of Agriculture approved the transaction as of December 24, 1985. The RUS succeeded the REA pursuant to
                 Section 232 of the Federal Crop Insurance Reform and Department of Agriculture Act of 1994.

              Date of order:  December 24, 1985

          4. Initial term of lease: An interim term from December 30, 1985 until January 1, 1986, followed by a basic term of twenty-seven
                 (27) years and six (6) months.

          4a. Renewal Options: The lessee may elect to exercise various renewal options, as follows:

                 (1) the lessee may renew the lease for a fixed rate renewal term commencing on the day following the last day of the basic lease term and ending on the later of (i) the date which is 8.5 years after the commencement of this renewal term and (ii) the earlier of (a) the latest date as of which the estimated fair market value of the undivided interest as determined by appraisal, equals 20% of facility cost, without including inflation or deflation and (b) the date as of which the sum of the number of years of the proposed fixed rate renewal term and the basic term shall equal 70% of the estimated economic useful life of the undivided interest as determined by appraisal.

                 (2) the lessee may renew the lease for an unlimited number of fair market rental value renewal terms commencing on the day following the last day of the basic lease term or any renewal term and extending for one year or any integral multiple thereof up to five years.

          5. Brief description of facility: A 20.2531646% undivided interest in 60% of Plant Robert W. Scherer Unit No. 2, an 818 MW (nameplate capacity) coal-fired electric generating unit located in Monroe County, Georgia ("Unit 2") is owned by the undersigned and leased back to Oglethorpe during the term (including renewals) of the lease. In addition, pursuant to a supporting assets lease, the undersigned has a leasehold interest (which, in turn, is subleased back to Oglethorpe during the term, including renewals of the lease), as tenant in common with the Co-owners (Georgia Power Company, Municipal Electric Authority of Georgia and the City of Dalton, Georgia) in 20.2531646% of the Unit 2 site, 10.1265823% in the local common facilities (certain common facilities used in connection with Unit 1 and Unit 2 also located at Plant Robert W. Scherer) and 5.0632912% in the global common facilities (certain other facilities used in common with one or both of Unit 1 and Unit 2 and used with one or both of Units 3 and 4). Georgia Power Corporation is the operator of Plant Robert W. Scherer.

          6. Manufacturer or supplier: General Electric Corporation has manufactured and supervised the installation of the turbine-generator, Combustion Engineering has manufactured and installed the boiler. Georgia Power Company was the construction manager. Southern Company Services, Inc. is the Project Engineering firm. Numerous subcontractors and manufacturers were involved in the construction of the facility.

          7. Cost of facility: Approximately $80,000,000 Undivided Interest (excluding Transaction Expenses).

          8. Basic Rent. As a result of a refinancing and an amendment to the lease on October 20, 1986, the aggregate basic rent during the basic term will be $179,843,023.06.

          8a. Periodic Installment. Amount: As a result of a refinancing and an amendment to the lease on October 20, 1986, the periodic installments will be due on December 30 and June 30 of each year through and including June 30, 2013, and will be as listed on Schedule A attached hereto and incorporated herein.

          9. Holders of legal title to facility: Wilmington Trust Company, a Delaware banking association, not in its individual capacity but solely as Owner Trustee, and The Bank of New York, acting agent for NationsBank of Georgia, N.A. (as successor in interest to William J. Wade), not in its individual capacity but solely as Co-Owner Trustee (herein collectively referred to as "Owner Trustee"), under Trust Agreement No. 2, as amended and supplemented, dated December 30, 1985.

                 Address:

                 Wilmington Trust Company
                 Rodney Square North
                 Wilmington, DE  19890
                 Attention:  Corporate Trust Administration

                 The Bank of New York, acting agent for NationsBank of Georgia,
                   N.A., as Owner Trustee under Trust Agreement No. 2, dated December 30, 1985, as amended and supplemented, with DFO Partnership (as successor to Ford Motor Credit Company)

                 100 Ashford Center North, Suite 520
                 Atlanta, GA 30338
                 Attention:  Corporation Trust Department

         10. Holders of beneficial interests: DFO Partnership holds the beneficial interest in the 20.2531646% undivided interest described in Item 5.

                 Address:

                 c/o Security Pacific Leasing Corporation
                 555 California Street
                 San Francisco, CA  94104

                 Effective September 21, 1996, Ford Motor Credit Company, the previous holder of the beneficial interest shown in the initial filing executed on December 30, 1985 of the certificate on Form U-7D (the "Original Initial Filing"), transferred such beneficial interest to DFO Holding Company, Inc. Also effective September 21, 1996, DFO Holding Company, Inc. transferred such beneficial interest to DFO Partnership. DFO Partnership is a New York general partnership, the general partners of which are Security Pacific Leasing Corporation and DFO Holding Company, Inc.

         Amount invested:  $26,796,000

         Percent of equity: DFO Partnership holds one hundred percent of the equity in the 20.2531646% undivided interest described in Item 5.

         11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

              Amount Borrowed: As result of a refinancing on October 20, 1986,
                 OPC Scherer Funding Corporation, a Delaware corporation, has made a loan (the "Refinancing Loan") to the Owner Trustee in the amount of $53,204,000, the proceeds of which were used to prepay the Secured Note (as described in the Item 11 of the Original Initial Filing of Form U-7D) and to repay, in part, the investment originally made by the Owner Participant (the holder of beneficial interest described in Item 10). The Refinancing Loan is evidenced by a Refunding Lessor Note.

              Interest Rate:  The interest rate on the Refunding Lessor Note is as follows:

                 (1) with respect to $1,594,000.00 principal amount as to which the final installment payment is on December 31, 1991, 7.45%;

                 (2) with respect to $8,853,000.00 principal amount as to which the final installment payment is on December 31, 1996, 8.70%;

                 (3) with respect to $42,757,000.00 principal amount as to which the final installment payment is on June 30, 2008, 9.70%.

            The number of Lenders:  one

            Terms of repayment: Amount and Period: Attached as Schedule B and incorporated herein is a listing of the principal payments to be made semiannually with respect to the Refunding Lessor Note on December 30 and June 30 of each year through and including June 30, 2008.

Date executed:  October 21, 1996

Signature of holders of legal title:

                              WILMINGTON TRUST COMPANY, a Delaware banking association, as Owner Trustee under a Trust Agreement No. 2 dated December 30, 1985, as amended and supplemented, with DFO Partnership (as successor to Ford Motor Credit Company)


                              By:    /s/  Edward L. Truitt, Jr.
                                 -----------------------------------------------
                              Title: Financial Services Officer


                              THE BANK OF NEW YORK, ACTING AGENT FOR NATIONSBANK OF GEORGIA, N.A. (as successor in interest to William J. Wade), as Co-Owner Trustee under a Trust Agreement No. 2, dated December 30, 1985, as amended and supplemented, with DFO Partnership (as successor to Ford Motor Credit Company)


                              By:    /s/ Stefan Victory
                                 -----------------------------------------------
                              Title: Assistant Vice President


Signature of holders of beneficial interest:

                              DFO PARTNERSHIP


                              By:  Security Pacific Leasing Corporation,
                                   its managing general partner


                                   By:      /s/ Steven M. Jacobs
                                      ------------------------------------------
                                   Title:   Vice President

                                   SCHEDULE A

Base PV of Rents:  76.19558%    Base CTL (Implicit):  6.68863%
Full PV of Rents:  76.24008%    Full CTL (Implicit):  6.69296%


    RENTAL      RENT          RENT         RENT
      DATE    NUMBER        AMOUNT    % OF COST
12/31/1986         2    3581861.74    4.4773272
 6/30/1987         3    3210018.07    4.0125226
12/31/1987         4    2569351.56    3.2116895
 6/30/1988         5    3261173.14    6.0764664
12/31/1988         6    2518196.50    3.1477456
 6/30/1989         7    3215173.14    4.0189664
12/31/1989         8    2564196.50    3.2052456
 6/30/1990         9    2516886.64    3.1461083
12/31/1990        10    3262483.00    4.0781038
 6/30/1991        11    2688694.50    3.1108681
12/31/1991        12    3290694.50    4.1133681
 6/30/1992        13    2973807.08    3.7172589
12/31/1992        14    2805562.55    3.5069532
 6/30/1993        15    3370574.64    4.2132183
12/31/1993        16    2408795.00    3.0109938
 6/30/1994        17    4756795.00    5.9459937
12/31/1994        18    2306657.00    2.8833213
 6/30/1995        19    4867657.00    6.0845712
12/31/1995        20    2195253.50    2.7440669
 6/30/1996        21    4989253.50    6.2365669
12/31/1996        22    2073714.50    2.5921431
 6/30/1997        23    3705655.14    4.6320689
12/31/1997        24    2073714.50    2.5921431
 6/30/1998        25    4349479.45    5.4368493
12/31/1998        26    2073714.50    2.5921431
 6/30/1999        27    5061420.93    6.3267762
12/31/1999        28    2002253.07    2.5028163
 6/30/2000        29    5203262.50    6.5040781
12/31/2000        30    1860411.50    2.3255144
 6/30/2001        31    5373643.00    6.7170538
12/31/2001        32    1690031.00    2.1125388
 6/30/2002        33    5561386.50    6.9517331
12/31/2002        34    1502287.50    1.8778594
 6/30/2003        35    5768287.50    7.2103594
12/31/2003        36    1295386.50    1.4192331
 6/30/2004        37    5996237.50    7.4952969
12/31/2004        38    1067436.50    1.3342956



    RENTAL      RENT          RENT         RENT
      DATE    NUMBER        AMOUNT    % OF COST
 6/30/2005        39    6247436.50    7.8092956
12/31/2005        40     816206.50    1.0202581
 6/30/2006        41    6524206.50    8.1552581
12/31/2006        42     539368.50    0.6742106
 6/30/2007        43    6829368.50    8.5367106
12/31/2007        44     234303.50    0.2928794
 6/30/2008        45    7054193.42    8.8177418
12/31/2008        46          0.00    0.0000000
 6/30/2009        47    7063674.00    8.8295925
12/31/2009        48          0.00    0.0000000
 6/30/2010        49    7063674.00    8.8295925
12/31/2010        50          0.00    0.0000000
 6/30/2011        51    7063674.00    8.8295925
12/31/2011        52          0.00    0.0000000
 6/30/2012        53    7063674.00    8.8295925
12/31/2012        54          0.00    0.0000000
 6/30/2013        55    3531837.00    4.4147963
                      ------------  -----------
TOTALS                179843023.06  224.8037780



                                   SCHEDULE B

                       Schedule of Principal Amortization
                        for 1991 Designated Installment

      PAYMENT DATE          PRINCIPAL AMOUNT PAYABLE
December 31, 1986                  $        0
June 30, 1987                               0
December 31, 1987                           0
June 30, 1988                               0
December 31, 1988                           0
June 30, 1989                               0
December 31, 1989                      46,000
June 30, 1990                               0
December 31, 1990                     746,000
June 30, 1991                               0
December 31, 1991                     802,000
                                   ----------
                                   $1,594,000

                       Schedule of Principal Amortization
                        for 1996 Designated Installment


      PAYMENT DATE          PRINCIPAL AMOUNT PAYABLE
June 30, 1992                      $        0
December 31, 1992                     229,000
June 30, 1993                         921,000
December 31, 1993                           0
June 30, 1994                       2,348,000
December 31, 1994                           0
June 30, 1995                       2,561,000
December 31, 1995                           0
June 30, 1996                       2,794,000
December 31, 1996                           0
                                   ----------
                                   $8,853,000

                       Schedule of Principal Amortization
                        for 2008 Designated Installment

      PAYMENT DATE          PRINCIPAL AMOUNT PAYABLE
June 30, 1997                     $         0
December 31, 1997                           0
June 30, 1998                               0
December 31, 1998                           0
June 30, 1999                       1,516,000
December 31, 1999                           0
June 30, 2000                       2,882,000
December 31, 2000                           0
June 30, 2001                       3,513,000
December 31, 2001                           0
June 30, 2002                       3,871,000
December 31, 2002                           0
June 30, 2003                       4,266,000
December 31, 2003                           0
June 30, 2004                       4,700,000
December 31, 2004                           0
June 30, 2005                       5,180,000
December 31, 2005                           0
June 30, 2006                       5,708,000
December 31, 2006                           0
June 30, 2007                       6,290,000
December 31, 2007                           0
June 30, 2008                       4,831,000
                                  -----------
                                  $42,757,000
